Mail Stop 3-8


										March 29, 2005

By Facsimile and U.S. Mail


Mr. Philippe R. Dorier
Chief Financial Officer
BGF Industries, Inc.
3802 Robert Porcher Way
Greensboro, North Carolina 27410


		RE:	BGF Industries, Inc. Item 4.02 Form 8-K filed
November
5, 2004
			File No.  333-72321

Dear Mr. Dorier:

	We have reviewed your Item 4.02 Form 8-K/A for compliance with the form requirements and have the following comments.

	Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

* the date of the conclusion regarding the non-reliance of the financial statements covered that should no longer be relied upon; and

* a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a). Your current disclosure is silent in this regard.

You should file an amendment in response to these comments on or before April 5, 2005.

If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781.


							Sincerely,



							Anthony Watson
						Staff Accountant
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March 29, 2005
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